




Q2
Second Quarter 2006
Report to Shareholders
24 Weeks ended June 17, 2006
Loblaw





Loblaw
COMPANIES LIMITED

Loblaw Companies Limited Second Quarter 2006

Forward-Looking Statements

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains forward-looking statements which reflect management's expectations regarding the Company's objectives, plans, goals, strategies, future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements include expected sales and earnings prospects for 2006. Forward-looking statements are typically identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, any of which could result in changes in the Company's or its competitors' pricing strategies, the ability to realize anticipated cost savings, including those resulting from restructuring and other cost reduction initiatives, the ability to execute restructuring plans effectively, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third-party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The Company cautions that this list of factors is not exhaustive. These factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk Management section of the MD&A included in the Company's 2005 Annual Report.

The assumptions applied in making the forward-looking statements contained in this Quarterly Report, including this MD&A include the following: economic conditions do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our market nor does any existing competitor unexpectedly significantly increase its presence, neither the Company's nor its competitors' pricing strategies change materially, anticipated cost savings from restructuring activities are realized as planned, continuing future restructuring activities are effectively executed, the Company does not significantly change its approach to its current restructuring activities, there are no material work stoppages and the performance of third-party service providers is in accordance with expectations.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Quarterly Report, including the MD&A are made only as of the filing date of this Quarterly Report and the Company does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Contents

Report to Shareholders

Loblaw Companies Limited realized second quarter basic net earnings per common share of 71 cents compared to 77 cents for the same period in 2005. Adjusted basic net earnings per common share[1] for the second quarter of 2006 totaled 70 cents compared to the 82 cents in 2005, a decline of 14.6%. Although adjusted basic net earnings per common share[1] were lower than expected, the Company was encouraged by a number of positive developments in the quarter.

Progress continues to be made in stabilizing the supply chain function of the business. During the quarter, the third-party owned and operated warehouse and distribution centre for eastern Canada posted productivity improvements and achieved expected service and operating cost targets. As part of the move to a national systems platform, three additional systems conversions were completed during the quarter with minimal disruption to continuing operations. Food service levels continued at expected levels during the second quarter. Service to the general merchandise and drugstore businesses improved with increased stability.

Sales for the second quarter of 2006 increased by 4.6% or $294 million to $6.7 billion, compared to the $6.4 billion recorded during the same period in 2005. Sales excluding the impact of VIEs[1] increased by $304 million or 4.8% over the comparable period last year. Absolute sales increased across all regions of the country compared to the same period in 2005. Sales for the second quarter of 2006 included a positive impact of approximately 1% attributable to the shift in Easter sales into the second quarter of this year. Same-store sales increased by 1.6%. Sales increased in the food, general merchandise and drugstore areas. Investments in the form of lower food prices are being made in specific markets in support of the Company's business strategy to grow sales levels.

Company sales declined 0.7% due to tobacco sales declines in the second quarter in line with market conditions. In addition, an announcement was made in the second quarter by a major tobacco supplier that it will start shipping directly to certain customers of the Company in late August 2006. This is expected to reduce wholesale sales in the cash & carry and wholesale club businesses by approximately $140 million for 2006. Tobacco sales are a significant portion of these businesses, although not a large earnings contributor. The impact to the cash & carry and wholesale club network is currently being assessed, in light of this announcement.

The Company earned operating income of $327 million in the second quarter of 2006 compared to $369 million during the same period in 2005. Adjusted operating income[1] of $336 million in the second quarter of 2006 compared to $384 million in 2005 resulting in adjusted operating margins[1] of 5.1% and 6.1% respectively. As the Company continues to implement transformative initiatives that are key to its future growth, net earnings continued to be adversely affected.

(1) See Non-GAAP Financial Measures on page 13.

The continued investments in lower food prices to drive our sales growth had a short term negative impact on net earnings. Aggregate gross margin percentage softened as a result but was mostly offset by improvements in buying synergies, improved mix of food, general merchandise and drugstore and better inventory shrink. Higher store and distribution centre operational costs, principally labour, were incurred in order to stabilize the flow of product to the stores. Much of this is variable in nature and is expected to diminish as progress through the transformation is made. Short term costs of additional third party locations for storage of inventory were absorbed as a measure undertaken to quicken the supply chain stabilization process.

The Company is continuing with the transformational changes that are necessary to position it to compete and to succeed for the long term. Any transformative process presents its share of challenges as well as opportunities. In the Company's case, those challenges have been more complex and are costing more than anticipated. At the same time, the competitive landscape continues to evolve. Retail square footage continues to increase at a rate that exceeds the rate of growth in underlying demand. As the Company and its competitors strive to maintain and grow market share, the result has been increased pressure on the Company's margins and earnings.

The Company remains confident that its previously announced anticipated sales growth for 2006, excluding the impact of variable interest entities, will be in the range of 3% to 6%. Although adjusted basic net earnings per common share[1] growth is expected to increase during the balance of the year, the rate of growth is expected to be slower than originally projected given year-to-date results and therefore will be below previous guidance of 4% to 7%. For the full year, the Company expects adjusted basic net earnings per common share[1] to be in the range of 0% to 5% below 2005 results.



W. Galen Weston
Chairman



John A. Lederer
President

Toronto, Canada
July 24, 2006

(1) See Non-GAAP Financial Measures on page 13.

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2006 unaudited interim period consolidated financial statements and the accompanying notes on pages 16 to 24 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2005 and the related annual MD&A included in the Company's 2005 Annual Report. The Company's 2006 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. These interim period consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries and variable interest entities ("VIEs") that the Company is required to consolidate in accordance with Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15"). A glossary of terms used throughout this Quarterly Report can be found on page 68 of the Company's Financial Report contained in its 2005 Annual Report. In addition, this Quarterly Report includes the following terms: "rolling year return on average total assets" which is defined as cumulative operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments; and "rolling year return on average shareholders' equity" which is defined as cumulative net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity. The information in this MD&A is current to July 24, 2006, unless otherwise noted.

Results of Operations

For the second quarter of 2006, basic net earnings per common share were 71 cents compared to 77 cents in 2005, a decline of 7.8%. Basic net earnings per common share were impacted in the second quarter of 2006 by the following:

- a charge of 4 cents per common share for the net effect of stock-based compensation and the associated equity forwards;
- a charge of 1 cent per common share related to restructuring and other charges; and
- income of 6 cents per common share related to the effect on future income tax balances resulting from changes in statutory income tax rates.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 70 cents for the second quarter of 2006. These results compared to adjusted basic net earnings per common share[1] of 82 cents for the second quarter of 2005, which excluded the negative impact of 3 cents per common share for the net effect of stock-based compensation and the associated equity forwards and 2 cents per common share for restructuring and other charges.

While adjusted basic net earnings per common share[1] were lower than expected, the Company was encouraged by the positive sales trends and number of positive developments in the quarter.

(1) See Non-GAAP Financial Measures on page 13.

Progress continues to be made in stabilizing the supply chain function of the business. During the quarter, the third-party owned and operated warehouse and distribution centre for eastern Canada posted productivity improvements and achieved expected service and operating cost targets. As part of the move to a national systems platform, three additional systems conversions were completed during the quarter with minimal disruption to continuing operations. Food service levels continued at expected levels during the second quarter. Service to the general merchandise and drugstore businesses improved with increased stability.

Sales Sales for the second quarter increased by 4.6% or $294 million to $6.7 billion, including a decrease of 0.2% or $10 million in sales relating to the consolidation of certain independent franchisees as required by AcG 15. In 2006, sales excluding the impact of VIEs[1] increased by $304 million or 4.8% over the comparable period last year.

Sales and Sales Growth Excluding the Impact of VIEs[1]

For the periods ended June 17, 2006 and June 18, 2005 ($ millions except where otherwise indicated)	**2006 (12 weeks)**	2005[2] (12 weeks)	**2006 (24 weeks)**	2005[2] (24 weeks)
Total sales	**$ 6,699**	$ 6,405	**$12,846**	$12,465
Less: Sales attributable to the consolidation of VIEs	**89**	99	**170**	170
Sales excluding the impact of VIEs[1]	**$ 6,610**	$ 6,306	**$12,676**	$12,295
Total sales growth	**4.6%**	6.1%	**3.1%**	6.9%
Less: Impact on sales growth attributable to the consolidation of VIEs	**(0.2)%**	1.6%		1.4%
Sales growth excluding the impact of VIEs[1]	**4.8%**	4.5%	**3.1%**	5.5%

The following factors further explain the major components in the change in sales for the quarter over the prior year:

- Easter occurred three weeks later in 2006 resulting in a shift in holiday sales into the second quarter of 2006 and in an increase of approximately 1% in sales and same-store sales growth for the second quarter of 2006;
- same-store sales increase of 1.6%;
- significant sales growth from *The Real Canadian Superstore* program in Ontario;

(1) See Non-GAAP Financial Measures on page 13.

(2) The Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"* in the first quarter of 2006 on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for 2005 and 2004 have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the "Accounting Standards Implemented in 2006" section included in this MD&A.

- national food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" was approximately 1.0% to 1.5% for the second quarter of 2006 compared to approximately 2.0% in the comparable period of 2005;
- food, general merchandise and drugstore sales posted gains over the comparable period in 2005; and
- an increase in net retail square footage of 2.1 million square feet or 4.4% during the latest four quarters, due to the opening of 51 new corporate and franchised stores and the closure of 39 stores, inclusive of stores which have undergone conversions and major expansions; during the second quarter of 2006, 7 new corporate and franchised stores were opened and 6 were closed resulting in a net increase of 0.2 million square feet or 0.4%.

Investments in the form of lower food prices are being made in specific markets in support of the Company's business strategy to grow sales levels.

Company sales declined 0.7% due to tobacco sales declines in the second quarter in line with market conditions. In addition, an announcement was made in the second quarter by a major tobacco supplier that it will start shipping directly to certain customers of the Company in late August 2006. This is expected to reduce wholesale sales in the cash & carry and wholesale club businesses by approximately $140 million for 2006. Tobacco sales are a significant portion of these businesses, although not a large earnings contributor. The impact to the cash & carry and wholesale club network is currently being assessed, in light of this announcement.

For the first half of the year, sales of $12.8 billion were 3.1% ahead of last year. While the timing of Easter does not impact sales growth on a year-to-date basis, the following factors in addition to the quarterly factors mentioned above excluding Easter, further explain the change in year-to-date sales over the same period in the prior year:

- school holiday timing during the first week of 2006 coupled with one less selling day in the first quarter adversely impacted sales and same-store sales growth by approximately 0.5% for the first half of 2006;
- year-to-date same-store sales decline of 0.4%; and
- an increase in net retail square footage during the latest four quarters as noted above. In the first two quarters, 12 new corporate and franchised stores were opened and 12 stores were closed resulting in a net increase of 0.3 million square feet or 0.7% from year end 2005.

Operating Income Operating income for the second quarter of 2006 decreased $42 million, or 11.4%, from last year to $327 million. The operating margin was 4.9% for the second quarter of 2006 compared to 5.8% in 2005.

The impact of the restructuring plan introduced in the first quarter of 2005 continued into 2006. This plan included the restructuring of the supply chain network and the office move and reorganization of the operation support functions. An incremental $5 million of costs associated with the restructuring of the supply chain network, which is anticipated to be fully implemented by the end of 2008, was recognized in

the second quarter of 2006. Of the $90 million total expected costs to be incurred by the end of 2008, $69 million has been recognized during 2005 and 2006. The remaining costs will be recognized as appropriate criteria are met.

All of the expected $25 million of costs associated with the office move and reorganization of the operation support functions were recognized by the end of the first quarter of 2006.

Anticipated benefits from these initiatives are expected one year later than originally anticipated.

($ millions)	Costs Recognized 2006 (12 weeks)	2005 (12 weeks)	2006 (24 weeks)	2005 (24 weeks)	Total Expected Costs	Total Expected Costs Remaining
Supply chain network	$ 5	$ 3	$ 7	$ 54	$ 90	$ 21
Office move and reorganization of the operation support functions		5	1	9	25	
Total restructuring and other charges	$ 5	$ 8	$ 8	$ 63	$ 115	$ 21

In addition, during the second quarter of 2006, the Company recognized a charge in operating income of $9 million (2005 – $7 million) for the net effect of stock-based compensation and the associated equity forwards and income of $5 million (2005 – nil) resulting from the consolidation of VIEs.

After adjusting for the above-noted items, adjusted operating income[1] was $336 million in the second quarter of 2006 compared to $384 million in the comparable period of 2005. Adjusted operating margin[1] was 5.1% in the second quarter of 2006 compared to 6.1% in 2005. Adjusted EBITDA margin[1] decreased to 7.1% from 8.0% in 2005.

The continued investments in lower food prices to drive our sales growth had a short term negative impact on net earnings. Aggregate gross margin percentage softened as a result but was mostly offset by improvements in buying synergies, improved mix of food, general merchandise and drugstore and better inventory shrink. Higher store and distribution centre operational costs, principally labour, were incurred in order to stabilize the flow of product to the stores. Much of this is variable in nature and is expected to diminish as progress through the transformation is made. Short term costs of additional third party locations for storage of inventory were absorbed as a measure undertaken to quicken the supply chain stabilization process.

(1) See Non-GAAP Financial Measures on page 13.

Operating income for the first half of 2006 decreased $42 million, or 6.7% to $586 million, and resulted in an operating margin of 4.6% as compared to 5.0% in the corresponding period in 2005. During the first half of 2006, the Company recorded restructuring and other charges of $8 million (2005 - $63 million) of which $7 million (2005 - $54 million) was related to the supply chain network and $1 million (2005 - $9 million) related to the office move and reorganization of the operation support functions. In addition, the Company recognized a year-to-date charge in operating income of $12 million (2005 - $12 million) for the net effect of stock-based compensation and the associated equity forwards and no impact (2005 - $1 million income) from the consolidation of VIEs.

Adjusted operating income[1] for the first half of 2006 was $606 million compared to $702 million in the comparable period of 2005. Year-to-date adjusted operating margin[1] was 4.8% compared to 5.7% in 2005. Adjusted EBITDA margin[1] decreased to 6.8% from 7.6% in 2005. The 2006 year-to-date results include the first quarter effects of product supply issues, resulting from the implementation challenges arising from the 2005 conversions, and delays in program activities which resulted in foregone sales and in lost leverage on the fixed components of operating and administrative expenses.

Interest Expense For the second quarter of 2006, interest expense was $61 million compared to $58 million in 2005 due primarily to an increase in short term Canadian borrowing rates. Interest on long term debt was $67 million compared to $69 million in 2005. Interest expense on financial derivative instruments which includes the effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards was $1 million (2005 – $3 million income) for the quarter. During the second quarter, $5 million (2005 – $5 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date was $121 million compared to $113 million in 2005.

Income Taxes The effective income tax rate for the second quarter decreased to 25.9% compared to 32.8% in 2005 and the year-to-date effective income tax rate decreased to 28.6% from 31.7% in 2005 mainly as a result of the changes in the Canadian federal and certain provincial statutory income tax rates. The cumulative effects of these changes on future income tax assets and liabilities are included in the consolidated financial statements at the time of substantive enactment. Accordingly, in the second quarter of 2006, a $16 million reduction to future income tax expense was recognized as a result of the reduction in the Canadian federal and certain provincial statutory income tax rates.

Net Earnings Net earnings for the second quarter decreased $17 million, or 8.1%, to $194 million from $211 million in the second quarter of 2005 and decreased $19 million, or 5.4%, to $334 million year-to-date. Basic net earnings per common share for the second quarter decreased 6 cents or 7.8% to 71 cents from 77 cents in 2005 and decreased 7 cents, or 5.4% to $1.22 year-to-date. Adjusted basic net

(1) See Non-GAAP Financial Measures on page 13.

earnings per common share[1] for the second quarter decreased 12 cents, or 14.6%, to 70 cents compared to 82 cents in 2005 and decreased 25 cents, or 16.8%, to $1.24 year-to-date compared to $1.49 in 2005.

Financial Condition

Financial Ratios In line with 2005, Loblaw continued to maintain a consistent financial position into the first half of 2006. The net debt[1] to equity ratio of .70:1 at the end of the second quarter of 2006 compared to .73:1 in the same period of 2005 and to .66:1 at year end 2005. The reduction in the net debt[1] to equity ratio at the end of the second quarter of 2006 when compared to the end of the second quarter last year was mainly due to the increase in shareholders' equity offset by marginally higher net debt[1] in 2006 due to the decrease in United States dollar denominated cash, cash equivalents and short term investments resulting from the appreciation of the Canadian dollar. The net debt[1] to equity ratio at the end of the first and second quarter is typically higher than that of year end due to cyclical fluctuations in working capital. Consistent with prior years' trends, the net debt[1] to equity ratio is expected to improve throughout the remainder of the year.

As a result of higher interest expense and lower operating income, the interest coverage ratio was 4.8 times for the first half of 2006 compared to 5.6 times in 2005. The interest coverage ratio is expected to improve during the year with expected improvements in operating income.

The rolling year return on average total assets[1] at the end of the second quarter of 2006 decreased to 10.7% compared to 13.6% for the comparable period of 2005 and to 11.2% at year end 2005. The rolling year return on average shareholders' equity at the end of the second quarter decreased to 12.4% compared to 18.0% for the comparable period of 2005 and to 13.2% at year end 2005. Both ratios were negatively impacted by the decline in cumulative operating income for the latest four quarters.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 21 cents per common share was paid on July 1, 2006.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,054,814 common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in Note 10 to the unaudited interim period consolidated financial statements.

(1) See Non-GAAP Financial Measures on page 13.

Liquidity and Capital Resources

Cash Flows from Operating Activities Second quarter cash flows from operating activities were $419 million in 2006 compared to $375 million in 2005. The majority of the change in cash flows from operating activities is due to a source in non-cash working capital, primarily from an increase in accounts payable and accrued liabilities during the quarter. On a year-to-date basis, cash flows from operating activities were $9 million compared to $165 million in 2005. The change in cash flows from operating activities year-to-date is mainly due to the increase in the use of non-cash working capital.

On an annual basis, the cash flows from operating activities are expected to fund a large portion of Loblaw's 2006 funding requirements, including its planned capital investment activity of approximately $900 million. The investment in non-cash working capital is expected to decline and net earnings before minority interest and depreciation and amortization are expected to increase throughout the remainder of the year.

Cash Flows used in Investing Activities Second quarter cash flows used in investing activities were $397 million compared to $98 million in 2005. On a year-to-date basis cash flows used in investing activities were $670 million compared to $28 million in 2005. The term to maturity profile of the Company's short term investment portfolio resulted in a shift in classification to short term investments from cash and cash equivalents and in the change in cash flows used in investing activities in the second quarter of 2006 relative to that of 2005. During the second quarter of 2005, proceeds from the sale of a portfolio of third party long term loans receivable were included in cash flows used in investing activities.

Capital investment for the second quarter amounted to $172 million (2005 – $215 million) and $363 million (2005 - $436 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, securitized $60 million (2005 – $90 million) of credit card receivables during the second quarter and $115 million (2005 - $100 million) year-to-date through the sale of a portion of the total interest in these receivables to an independent trust. The securitizations yielded a nominal net loss (2005 – nominal net loss) based on the assumptions disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2005 included in the Company's 2005 Annual Report. The independent trust's recourse to PC Bank's assets is limited to PC Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2005 – 15%) of the securitized amount.

During the first quarter of 2006 PC Bank restructured its credit card securitization program. Eagle Credit Card Trust ("Eagle"), a previously established independent trust, issued $500 million of five year senior and subordinated notes at a weighted average rate of 4.5% to finance the purchase of credit card receivables previously securitized by PC Bank through an independent trust. The subordinated notes provide credit support to those notes which are more senior. PC Bank will continue to service the credit card receivables

on behalf of Eagle, but will not receive any fee for its servicing obligations and has a retained interest in the securitized receivables represented by the right to future cash flows after obligations to investors have been met. The restructuring of the portfolio yielded a nominal net loss.

Cash Flows (used in) from Financing Activities Second quarter cash flows used in financing activities were $193 million compared to $117 million in 2005. On a year-to-date basis cash flows from financing activities were $290 million compared to $305 million in 2005.

During the second quarter, the Company repaid its $125 million of 8.70% Series 1996 Provigo Inc. Debenture as it matured.

During the first quarter of 2006, Loblaw renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,702,740 of its common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares.

Quarterly Results of Operations

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented is 12 weeks in duration except for the third quarter which is 16 weeks in duration.

Summary of Quarterly Results

($ millions except where otherwise indicated)	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
	2006	2005	2006	2005	2005	2004	2005	2004
Sales[2]	**$ 6,699**	$ 6,405	$ 6,147	$ 6,060	$ 6,552	$ 6,283	$ 8,610	$ 8,089
Net earnings	**$ 194**	$ 211	$ 140	$ 142	$ 201	$ 337	$ 192	$ 258
Net earnings per common share								
Basic ($)	**$ 0.71**	$ 0.77	$ 0.51	$ 0.52	$ 0.73	$ 1.23	$ 0.70	$ 0.94
Diluted ($)	**$ 0.71**	$ 0.76	$ 0.51	$ 0.52	$ 0.73	$ 1.22	$ 0.70	$ 0.94

(2) The Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"* in the first quarter of 2006 on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for 2005 and 2004 have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the "Accounting Standards Implemented in 2006" section included in this MD&A.

Sales and same-store sales growth in the second quarter of 2006 were positively impacted by the timing of Easter which occurred three weeks later in 2006, resulting in a shift in holiday sales into the second quarter of 2006. The positive impact on sales growth in the second quarter and corresponding negative impact on sales growth in the first quarter of 2006 from the shift in Easter sales was estimated to be approximately 1%. In addition, in the second quarter of 2006, investments in the form of lower food prices were made in specific markets. The impact of school holiday timing during the first week of 2006 combined with one less selling day adversely impacted sales growth by an estimated 1% for the first quarter of 2006. Sales from VIEs consolidated by the Company commencing in 2005, accounted for quarterly sales growth for the last two quarters of 2005 of between 1.6% and 1.8% when compared to the respective quarters in 2004.

Net earnings for 2006 and 2005 include the effect of costs associated with the supply chain disruptions. Net earnings for the second quarter of 2006 were positively impacted by changes in Canadian federal and certain provincial statutory income tax rates. Variability in net earnings in 2005 resulted mainly from restructuring and other charges, fluctuations in stock-based compensation net of the impact of the associated equity forwards and charges related to Goods and Services Tax and provincial sales taxes.

Operating Risks and Risk Management

Labour Subsequent to the second quarter of 2006, the collective agreements concerning the employees of the Company's *Loblaws* and *Zehrs* banners in Ontario, Canada expired. Labour negotiations are currently in progress. In addition, the collective agreement of the employees of *The Real Canadian Superstore* banner in Alberta, Canada will expire in the third quarter of 2006. Although not currently anticipated, the renegotiation of these collective agreements may result in work stoppages or slowdowns, which could negatively affect the Company's financial performance, depending on their nature and duration. The Company has good relations with its employees and unions and, although it is possible, it does not anticipate any unusual difficulties in renegotiating these agreements.

Accounting Standards Implemented in 2006

Effective January 1, 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"*, ("EIC 156") issued by the Canadian Institute of Chartered Accountants in September 2005. EIC 156 addresses cash consideration, including sales incentives, given by a vendor to a customer. This consideration is presumed to be a reduction of the selling price of the vendor's products and should therefore be classified as a reduction of sales in the vendor's statement of earnings.

Prior to the implementation of EIC 156, the Company recorded certain sales incentives paid to independent franchisees, associates and independent accounts in cost of sales, selling and administrative expenses on the

statement of earnings. Accordingly, the implementation of EIC 156 on a retroactive basis, resulted in a reclassification reducing both sales and cost of sales, selling and administrative expenses as follows:

($ millions)	First Quarter (12 weeks) 2005	2004	Second Quarter (12 weeks) 2005	2004	Third Quarter (16 weeks) 2005	2004	Fourth Quarter (12 weeks) 2005	2004	Total (52 weeks) 2005	2004
Sales as previously reported	$ 6,124	$ 5,677	$ 6,436	$ 6,069	$ 8,653	$ 8,134	$ 6,588	$ 6,329	$ 27,801	$ 26,209
Sales after reclassification	$ 6,060	$ 5,622	$ 6,405	$ 6,036	$ 8,610	$ 8,089	$ 6,552	$ 6,283	$ 27,627	$ 26,030
Reclassification between sales and cost of sales, selling and administrative expenses	$ 64	$ 55	$ 31	$ 33	$ 43	$ 45	$ 36	$ 46	$ 174	$ 179

As reclassifications, these changes did not impact net earnings. Operating margins, adjusted operating margins[1] and adjusted EBITDA margins[1] for 2005 have also been recalculated and updated if applicable as a result of the change in sales.

Outlook

The Company is continuing with the transformational changes that are necessary to position it to compete and to succeed for the long term. Any transformative process presents its share of challenges as well as opportunities. In the Company's case, those challenges have been more complex and are costing more than anticipated. At the same time, the competitive landscape continues to evolve. Retail square footage continues to increase at a rate that exceeds the rate of growth in underlying demand. As the Company and its competitors strive to maintain and grow market share, the result has been increased pressure on the Company's margins and earnings.

The Company remains confident that its previously announced anticipated sales growth for 2006, excluding the impact of variable interest entities, will be in the range of 3% to 6%. Although adjusted basic net earnings per common share[1] growth is expected to increase during the balance of the year, the rate of growth is expected to be slower than originally projected given year-to-date results and therefore will be below previous guidance of 4% to 7%. For the full year, the Company expects adjusted basic net earnings per common share[1] to be in the range of 0% to 5% below 2005 results.

Additional Information

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

(1) See Non-GAAP Financial Measures on page 13.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company for the reasons set out below. These measures do not have a standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of VIEs These financial measures exclude the impact on sales from the consolidation by the Company of certain independent franchisees which resulted from the implementation of AcG 15 retroactively without restatement effective January 2, 2005. This impact on sales is excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. Both the current and comparative measures reflect the retroactive implementation of EIC 156. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table "Sales and Sales Growth Excluding the Impact of VIEs" on page 4 of this MD&A.

Adjusted Operating Income and Margin The following table reconciles adjusted operating income to Canadian GAAP operating income reported in the unaudited interim period consolidated statements of earnings for the twelve and twenty-four week periods ended June 17, 2006 and June 18, 2005. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted operating income and margin are useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

($ millions)	2006 (12 weeks)	2005 (12 weeks)	2006 (24 weeks)	2005 (24 weeks)
Operating income	$ 327	$ 369	$ 586	$ 628
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	9	7	12	12
Restructuring and other charges	5	8	8	63
VIEs	(5)			(1)
Adjusted operating income	$ 336	$ 384	$ 606	$ 702

Adjusted operating margin is calculated as adjusted operating income divided by sales excluding the impact of VIEs.

Adjusted EBITDA and Margin The following table reconciles adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") to adjusted operating income which is reconciled to Canadian GAAP measures reported in the unaudited interim period consolidated statements of earnings, in the previous table, for the twelve and twenty-four week periods ended June 17, 2006 and June 18, 2005. Adjusted EBITDA is useful to management in assessing the Company's performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program.

($ millions)	**2006 (12 weeks)**	2005 (12 weeks)	**2006 (24 weeks)**	2005 (24 weeks)
Adjusted operating income	**$ 336**	$ 384	**$ 606**	$ 702
Add (deduct) impact of the following:				
Depreciation and amortization	**139**	126	**273**	246
VIEs depreciation and amortization	**(6)**	(5)	**(12)**	(9)
Adjusted EBITDA	**$ 469**	$ 505	**$ 867**	$ 939

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by sales excluding the impact of VIEs.

Adjusted Basic Net Earnings per Common Share The following table reconciles adjusted basic net earnings per common share to Canadian GAAP basic net earnings per common share measures reported in the unaudited interim period consolidated statements of earnings for the twelve and twenty-four week periods ended June 17, 2006 and June 18, 2005. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted basic net earnings per common share is useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

	2006 (12 weeks)	2005 (12 weeks)	**2006 (24 weeks)**	2005 (24 weeks)
Basic net earnings per common share	**$ 0.71**	$ 0.77	**$ 1.22**	$ 1.29
Add impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	**0.04**	0.03	**0.05**	0.05
Restructuring and other charges	**0.01**	0.02	**0.02**	0.15
Changes in statutory income tax rates	**(0.06)**		**(0.06)**	
VIEs			**0.01**	
Adjusted basic net earnings per common share	**$ 0.70**	$ 0.82	**$ 1.24**	$ 1.49

Net Debt The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at June 17, 2006 and June 18, 2005. The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments. The net debt to equity ratio is useful in assessing the amount of leverage employed.

($ millions)	2006	2005
Bank indebtedness	**$ 103**	$ 84
Commercial paper	**845**	715
Long term debt due within one year	**26**	156
Long term debt	**4,182**	4,197
Less: Cash and cash equivalents	**528**	1,034
Short term investments	**340**	4
Net debt	**$ 4,288**	$ 4,114

Total Assets The following table reconciles total assets used in the return on average total assets to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at June 17, 2006 and June 18, 2005. The Company believes the return on average total assets ratio is useful in assessing the performance of its operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in the ratio.

($ millions)	2006	2005
Total assets[3]	**$ 13,944**	$ 13,355
Less: Cash and cash equivalents	**528**	1,034
Short term investments	**340**	4
Total assets	**$ 13,076**	$ 12,317

(3) Certain prior year's information was reclassified to conform with the current year's presentation.

Consolidated Statements of Earnings

(unaudited)

For the periods ended June 17, 2006 and June 18, 2005 ($ millions except where otherwise indicated)	2006 (12 weeks)	2005 (12 weeks)	2006 (24 weeks)	2005 (24 weeks)
Sales (note 2)	$ 6,699	$ 6,405	$ 12,846	$ 12,465
Operating Expenses				
Cost of sales, selling and administrative expenses (note 2)	6,228	5,902	11,979	11,528
Depreciation and amortization	139	126	273	246
Restructuring and other charges (note 3)	5	8	8	63
	6,372	6,036	12,260	11,837
Operating Income	327	369	586	628
Interest Expense (note 4)	61	58	121	113
Earnings Before Income Taxes	266	311	465	515
Income Taxes (note 5)	69	102	133	163
Net Earnings Before Minority Interest	197	209	332	352
Minority Interest	3	(2)	(2)	(1)
Net Earnings	$ 194	$ 211	$ 334	$ 353
Net Earnings Per Common Share ($) (note 6)				
Basic	$ 0.71	$ 0.77	$ 1.22	$ 1.29
Diluted	$ 0.71	$ 0.76	$ 1.22	$ 1.28

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings

(unaudited)

For the periods ended June 17, 2006 and June 18, 2005 ($ millions except where otherwise indicated)	2006 (24 weeks)	2005 (24 weeks)
Retained Earnings, Beginning of Period	$ 4,694	$ 4,193
Net earnings	334	353
Dividends declared per common share – 42¢ (2005 – 42¢)	(115)	(115)
Retained Earnings, End of Period	$ 4,913	$ 4,431

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at June 17, 2006 and December 31, 2005 ($ millions)	2006 (unaudited)	2005
Assets		
Current Assets		
Cash and cash equivalents	$ 528	$ 916
Short term investments	340	4
Accounts receivable (note 7)	605	656
Inventories	2,115	2,020
Income taxes	53	3
Future income taxes	64	72
Prepaid expenses and other assets	84	30
Total Current Assets	3,789	3,701
Fixed Assets	7,881	7,785
Goodwill	1,589	1,587
Other Assets	685	688
Total Assets	$ 13,944	$ 13,761
Liabilities		
Current Liabilities		
Bank indebtedness	$ 103	$ 30
Commercial paper	845	436
Accounts payable and accrued liabilities	2,174	2,535
Long term debt due within one year (note 9)	26	161
Total Current Liabilities	3,148	3,162
Long Term Debt (note 9)	4,182	4,194
Future Income Taxes	214	237
Other Liabilities	286	271
Minority Interest	9	11
Total Liabilities	7,839	7,875
Shareholders' Equity		
Common Share Capital (note 10)	1,192	1,192
Retained Earnings	4,913	4,694
Total Shareholders' Equity	6,105	5,886
Total Liabilities and Shareholders' Equity	$ 13,944	$ 13,761

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

(unaudited)

For the periods ended June 17, 2006 and June 18, 2005 ($ millions)	2006 (12 weeks)	2005 (12 weeks)	2006 (24 weeks)	2005 (24 weeks)
Operating Activities				
Net earnings before minority interest	$ 197	$ 209	$ 332	$ 352
Depreciation and amortization	139	126	273	246
Restructuring and other charges (note 3)	5	8	8	63
Future income taxes	(3)	41	(16)	26
Change in non-cash working capital	76	(2)	(616)	(519)
Other	5	(7)	28	(3)
Cash Flows from Operating Activities	419	375	9	165
Investing Activities				
Fixed asset purchases	(172)	(215)	(363)	(436)
Short term investments	(165)		(348)	271
Proceeds from fixed asset sales	4	28	10	44
Credit card receivables, after securitization (note 7)	(66)	2	52	54
Franchise investments and other receivables	14	109		85
Other	(12)	(22)	(21)	(46)
Cash Flows used in Investing Activities	(397)	(98)	(670)	(28)
Financing Activities				
Bank indebtedness	23	29	73	37
Commercial paper	(26)	(84)	409	242
Long term debt – Issued		4	4	308
– Retired (note 9)	(132)	(8)	(138)	(223)
Common share capital				
– Issued				1
Dividends	(58)	(58)	(58)	(58)
Other				(2)
Cash Flows (used in) from Financing Activities	(193)	(117)	290	305
Effect of foreign currency exchange rate changes on cash and cash equivalents	(17)	12	(17)	23
Initial impact of variable interest entities				20
Change in Cash and Cash Equivalents	(188)	172	(388)	485
Cash and Cash Equivalents, Beginning of Period	716	862	916	549
Cash and Cash Equivalents, End of Period	$ 528	$ 1,034	$ 528	$ 1,034

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2005 except as described in Note 2. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2005 Annual Report.

The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. The Company also consolidates variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

Use of Estimates and Assumptions The preparation of the unaudited interim period consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the unaudited interim period consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that may be undertaken in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax and provincial sales taxes and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Comparative Information Certain prior year's information was reclassified to conform with the current year's presentation, see Note 2.

Note 2. Accounting Standards Implemented in 2006

Effective January 1, 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"*, ("EIC 156") issued by the Canadian Institute of Chartered Accountants in September 2005. EIC 156 addresses cash consideration, including sales incentives, given by a vendor to a customer. This consideration is presumed to be a reduction of the selling price of the vendor's products and should therefore be classified as a reduction of sales in the vendor's statement of earnings.

Prior to the implementation of EIC 156, the Company recorded certain sales incentives paid to independent franchisees, associates and independent accounts in cost of sales, selling and administrative expenses on the statement of earnings. Accordingly, the implementation of EIC 156 on a retroactive basis, resulted in a reduction in both sales and cost of sales, selling and administrative expenses of $31 million for the second quarter of 2005 and $95 million for the first half of 2005. As reclassifications, these changes did not impact net earnings.

Note 3. Restructuring and Other Charges

During 2005, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. The restructuring plan is expected to be completed by the end of 2008 and the total restructuring cost under this plan is estimated to be approximately $90 million. Of the $90 million total estimated cost, approximately $57 million is attributable to employee termination benefits which include severance and additional pension costs resulting from the termination of employees, $13 million to fixed asset impairment and accelerated depreciation of assets relating to this restructuring activity and $20 million to site closing and other costs directly attributable to the restructuring plan. In the second quarter of 2006, the Company recognized $5 million (2005 – $3 million) of restructuring costs resulting from this plan. At the end of the second quarter of 2006, $21 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met. The year-to-date charge of $7 million (2005 – $54 million) is composed of $4 million (2005 – $47 million) for employee termination benefits resulting from planned involuntary terminations and $3 million (2005 – $7 million) of other costs directly associated with these initiatives.

In addition, the Company consolidated several administrative and operating offices from across southern Ontario into a new national head office and Store Support Centre in Brampton, Ontario and reorganized the merchandising, procurement and operations groups which included the transfer of the general merchandise operations from Calgary, Alberta to the new office. During the first half of 2006, the Company recognized $1 million (2005 – $9 million) of restructuring costs resulting from this restructuring activity. All of the expected $25 million of costs related to these initiatives were recognized by the end of the first quarter of 2006.

The following table provides a summary of the costs recognized and cash payments made in 2006 as well as the corresponding net liability as at June 17, 2006.

($ millions)	Employee Termination Benefits	Site Closing Costs and Other	Total Net Liability	Fixed Asset Impairment and Accelerated Depreciation	2006 (24 weeks) Total	2005 (24 weeks) Total
Net Liability as at December 31, 2005	$ 41	$ -	$ 41			
Costs recognized during the period:						
Supply chain network	$ 4	$ 1	$ 5	$ 2	$ 7	$ 54
Office move and reorganization of the operation support functions		1	1		1	9
	$ 4	$ 2	$ 6	$ 2	$ 8	$ 63
Cash payments during the period:						
Supply chain network	$ 3	$ 1	$ 4			
Office move and reorganization of the operation support functions	1	1	2			
	$ 4	$ 2	$ 6			
Net liability as at June 17, 2006	$ 41	$ -	$ 41			
Recorded in the consolidated balance sheet as follows:						
Other assets[1]	$ 9		$ 9			
Accounts payable and accrued liabilities	9		9			
Other liabilities	23		23			
Net liability as at June 17, 2006	$ 41		$ 41			

(1) Represents defined benefit pension plan costs applied to other assets.

Note 4. Interest Expense

($ millions)	2006 (12 weeks)	2005 (12 weeks)	2006 (24 weeks)	2005 (24 weeks)
Interest on long term debt	$ 67	$ 69	$ 133	$ 134
Interest on financial derivative instruments	1	(3)	2	(7)
Net short term interest	(2)	(3)	(4)	(4)
Capitalized to fixed assets	(5)	(5)	(10)	(10)
Interest expense	$ 61	$ 58	$ 121	$ 113

Net interest paid in the second quarter and year-to-date was $87 million and $146 million (2005 – $76 million and $133 million), respectively.

Note 5. Income Taxes

Net income taxes paid in the second quarter and year-to-date were $78 million and $198 million (2005 – $105 million and $248 million), respectively.

The cumulative effects of changes in Canadian federal and certain provincial statutory income tax rates on future income tax assets and liabilities are included in the consolidated financial statements at the time of substantive enactment. Accordingly, in the second quarter of 2006, a $16 million reduction to future income tax expense was recognized as a result of the reduction in the Canadian federal and certain provincial statutory income tax rates.

Note 6. Basic and Diluted Net Earnings per Common Share

	2006 (12 weeks)	2005 (12 weeks)	2006 (24 weeks)	2005 (24 weeks)
Net earnings ($ millions)	$ 194	$ 211	$ 334	$ 353
Weighted average common shares outstanding (in millions)	274.1	274.3	274.1	274.3
Dilutive effect of stock-based compensation (in millions)	0.4	1.1	0.4	1.2
Diluted weighted average common shares outstanding (in millions)	274.5	275.4	274.5	275.5
Basic net earnings per common share ($)	$ 0.71	$ 0.77	$ 1.22	$ 1.29
Dilutive effect of stock-based compensation per common share		(0.01)		(0.01)
Diluted net earnings per common share ($)	$ 0.71	$ 0.76	$ 1.22	$ 1.28

Stock options outstanding with an exercise price greater than the average market price of the common shares for the period are not recognized in the computation of diluted net earnings per common share. Accordingly, for the second quarter 2,458,949 (2005 – nil) stock options, with a weighted average exercise price of $68.36 per common share and for the first half of 2006, 2,386,949 (2005 – nil) stock options, with a weighted average exercise price of $68.75 per common share, were excluded from the computation of diluted net earnings per common share.

Note 7. Credit Card Receivables

During the second quarter $60 million (2005 – $90 million) of credit card receivables were securitized, $115 million (2005 - $100 million) year-to-date, by President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to an independent trust. The securitization yielded a nominal net loss (2005 – nominal net loss) based on the assumptions disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2005. The independent trust's recourse to PC Bank's assets is limited to PC Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2005 – 15%) of the securitized amount.

($ millions)	2006 (as at June 17, 2006)	2005 (as at December 31, 2005)
Credit card receivables	**$ 1,317**	$ 1,257
Amount securitized	**(1,125)**	(1,010)
Net credit card receivables	**$ 192**	$ 247

During the first quarter of 2006 PC Bank restructured its credit card securitization program. Eagle Credit Card Trust ("Eagle"), a previously established independent trust, issued $500 million of five year senior and subordinated notes at a weighted average rate of 4.5% to finance the purchase of credit card receivables previously securitized by PC Bank through an independent trust. The subordinated notes provide credit support to those notes which are more senior. PC Bank will continue to service the credit card receivables on behalf of Eagle, but will not receive any fee for its servicing obligations and has a retained interest in the securitized receivables represented by the right to future cash flows after obligations to investors have been met. The restructuring of the portfolio yielded a nominal net loss.

Note 8. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $31 million and $66 million (2005 – $25 million and $47 million) for the second quarter and year-to-date respectively. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Note 9. Long Term Debt

During the second quarter of 2006, the Company repaid its $125 million of 8.70% Series 1996 Provigo Inc. Debenture as it matured.

Note 10. Common Share Capital

(in millions)	2006 (12 weeks)	2005 (12 weeks)	2006 (24 weeks)	2005 (24 weeks)
Actual common shares outstanding	**274.1**	274.3	**274.1**	274.3
Weighted average common shares outstanding	**274.1**	274.3	**274.1**	274.3

Note 11. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	2006 (12 weeks)	2005 (12 weeks)	2006 (24 weeks)	2005 (24 weeks)
Stock option plan (income)/expense	**$ (7)**	$ (4)	**$ (6)**	$ 2
Equity forwards loss	**11**	9	**10**	6
Restricted share unit plan expense	**5**	2	**8**	4
Net stock-based compensation cost	**$ 9**	$ 7	**$ 12**	$ 12

Stock Option Plan During the first half of 2006, the Company paid the share appreciation value of $1 million (2005 – $37 million) on the exercise of 70,868 (2005 – 992,069) stock options. In addition, 34,230 (2005 – 18,762) stock options were forfeited or cancelled in the first half of 2006. Under its existing stock option plan, the Company granted 140,612 (2005 – 66,255) stock options with an exercise price of $55.50 (2005 – $72.95) per common share during the second quarter of 2006 and 48,742 (2005 – 2,152,252) stock options with an exercise price of $54.71 (2005 – $69.63) per common share during the first quarter of 2006.

At the end of the second quarter of 2006, a total of 5,389,678 (2005 – 5,548,634) stock options were outstanding and represented approximately 2.0% (2005 – 2.0%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the second quarter was $54.17 (2005 – $70.60).

Restricted Share Unit ("RSU") Plan Under its existing RSU plan, the Company granted 46,289 (2005 – 11,594) RSUs in the second quarter of 2006 and 644,712 (2005 – 376,645) RSUs in the first quarter of 2006. In addition, 5,361 (2005 – nil) RSUs were cancelled and 562 (2005 – nil) were settled in cash in the first half of 2006. At the end of the second quarter of 2006, a total of 1,068,262 (2005 – 388,239) RSUs were outstanding.

Corporate Profile

Loblaw Companies Limited ("Loblaw or the "Company"") is Canada's largest food distributor and a leading provider of general merchandise products, drugstore and financial products and services. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and everyday household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice* and *no name* brands.

While food remains at the heart of its offering, Loblaw seeks to change Canadians' perceptions of what a supermarket can be. Loblaw stores provide a wide, growing and successful range of products and services to meet the everyday household needs of Canadian consumers. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, *PC Financial* auto, home, travel and pet insurance as well as the *PC* points loyalty program.

Loblaw seeks to achieve its business objectives through stable, sustainable and long term growth. Its willingness to assume prudent operating risks is equaled by its commitment to the maintenance of a strong balance sheet position. In executing its strategies, Loblaw allocates the resources needed to invest in and expand its existing markets. It also maintains an active product development program. Loblaw is highly selective in its consideration of acquisitions and other business opportunities. Given the competitive nature of its industry, Loblaw also strives to make its operating environment as stable and as cost effective as possible. It works to ensure that its technology systems and logistics enhance the efficiency of its operations.

Trademarks

Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Financial Services and Investor Relations at the Company's National Head Office or by e-mail at investor@loblaw.ca.

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analyst call shortly following the release of its quarterly results. This call will be archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report was printed in Canada on recycled paper.

Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel: (905) 459-2500
Fax: (905) 861-2206

Loblaw®
COMPANIES LIMITED

loblaw.ca

FILE NO. 82-4918

LOBLAW COMPANIES LIMITED
Details of Consolidated Earnings Coverage Ratio
For the 52 weeks ended June 17, 2006
($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Interest on long term debt	289
Consolidated interest on long term debt	289
CONSOLIDATED EARNINGS	
Net earnings	727
Minority Interest	2
Income taxes	370
Interest on long term debt	289
Consolidated earnings for earnings coverage ratio	1,388
CONSOLIDATED EARNINGS COVERAGE RATIO	4.803